Mail Stop 4561

	August 15, 2007

Joseph W. Saunders
Chief Executive Officer and Chairman of the Board of Directors
Visa Inc.
P.O. Box 8999
San Francisco, California 94128-8999

Re:	Visa Inc.
	Amendment No. 1 to Registration Statement on Form S-4
      Filed August 2, 2007
      File No. 333-143966

Dear Mr. Saunders:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 3. Please file revised consents that eliminate any explicit disclaimer of a duty to file such consent in accordance with Section 7 of the Securities Act. In addition, please confirm that you intend to file updated consents in the final pre-effective amendment for each consent for which reliance is limited to amendment 2 of this registration statement.

2. It appears from disclosure on pages 14 and 152 that your payment system may be used for transactions in or involving Cuba, Iran, and
Sudan. In addition, it appears from the "ATM locator" section of the
VISA U.S.A. website that VISA offers ATM services in Cuba, Sudan, and
Syria. Moreover, public media reports indicate that VISA offers ATM services in Iran. Cuba, Iran, Sudan, and Syria are identified by the
State Department as state sponsors of terrorism, and are subject to
U.S. economic sanctions and export controls. Your Form S-4 does not include any information regarding specific contacts with or operations in those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with and operations in those countries, if any, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Your response should describe in reasonable detail the products and services you have provided or anticipate providing, directly or indirectly, into the referenced countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

Finally, please address the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanctions Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

3. Please discuss the materiality of any operations or contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three years concerning each referenced country. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. States including California, Connecticut, Maine, New Jersey, and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford
University, the University of California, and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and
Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with the referenced operations and contacts.

Unaudited Pro Forma Condensed Combined Financial Information

6. Combination and Pro Forma Adjustments

Combination Adjustments - A, page 126

4. We have read and considered your response to our prior comment
28.
Revise your disclosure to provide more detail of the reclassification adjustments you are making. Specifically, separately disclose each material reclassification made and provide a description of the adjustments.

Combination Adjustments - B, page 126

5. We have read and considered your response to our prior comment
29.
Revise your disclosure to provide more detail of elimination adjustment you are making. Specifically, separately disclose each material elimination entry and provide a description of the adjustments.

Combination Adjustments - D, page 127

6. We have reviewed your response to comment number 30. Please tell us how management arrived at two different conclusions regarding the classification of the securities associated with essentially the same plans and whether it is appropriate to do so under the provisions of
SFAS 115. Additionally, within your response please explain the rationale under SFAS 115 for originally classifying the amounts as trading securities and how the Company determined, in accordance with
SFAS 115 and the related accounting literature, that it would be appropriate to reclassify these amounts to available for sale securities.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of Visa International

Results of Operations

Components of Operating Revenue, page 178

7. We have read your responses to our prior comments 38, 57 and 58.
Please provide to us, and disclose, a detailed rollforward of your accrual related to volume and support agreements for both Visa International and Visa U.S.A for all periods presented in your financial statements. In your rollforward please include following information:

* the beginning balance
* the current provision related to current period transaction volume
* the current provision related to transaction volume in prior periods
* actual incentives provided to members during the current year on current period transaction volume
* actual incentives provided to members during the current year on prior period transaction volume and
* the ending balance

Additionally, revise your disclosure here and in the MD&A for Visa U.S.A to include this information as well as the rationale for any significant changes in current year estimates.

Fiscal Year Ended September 30, 2005 compared to Fiscal Year Ended September 30, 2004

Settlement risk guarantee, page 195

8. We have considered your response to our prior comments 35 and 39.
Revise your disclosure to provide more robust discussion of your settlement risk guarantee similar to that provided in your response.
Please insure that you include a discussion of the formula used to calculate the fair value of the settlement risk guarantee, quantification of the significant assumptions used to determine each of the components of the formula, and the reasons for any changes from year to year of the underlying assumptions. In addition, include additional disclosure of the specific reasons for the $45 million decrease in your settlement risk guarantee during 2005.
In
your discussion include the events that lead to the initial increase in the settlement risk guarantee and the Company`s rationale for decreasing the loss history used in calculating the settlement risk guarantee from 15 years to 10 years.

9. Explain to us how you determined that the reduction in your settlement risk guarantee should be accounted for as a change in estimate rather than a correction of an error in accordance with SFAS
154. In your response tell us what new information was made available to the Company in 2005 that was not available in prior years. Additionally, given the loss history subsequent to the BCCI loss, explain to us why this outlier was not excluded from the Company`s loss history prior to 2005 for purposes of calculating the settlement risk guarantee.

Contractual Obligations, page 203

10. We have considered your response to our prior comment 37. We continue to believe that you should include volume and support incentives in your table of contractual obligations. Revise your table to include volume and support incentives consistent with your disclosure for Visa U.S.A.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of Visa U.S.A

Overview, page 215

11. We have read the revisions to your disclosure in response to our prior comment 41. We do not see how your revised disclosure adequately addresses the disclosure requirements of question 8 of the
Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Specifically, it is unclear how each of the items adjusted for in your non-GAAP measures lead to an unclear representation of the Company`s performance. Further we do not see how the Company has addressed all of the limitations of each of these measures (including the fact that the non-GAAP measures do not provide a complete picture of the Company`s performance as the items eliminated are recurring in nature and may have a significant impact on the Company`s performance now or in the future), nor does your disclosure address how management compensates for these limitations. Please revise your disclosures appropriately or remove the presentation of these non-GAAP measures.

Grants of Plan-Based Awards, page 271

12. We note your response to comment 46. Please disclose the specific 2006 performance metric targets, the actual performance results and how those results impacted the amounts actually paid to each named executive officer pursuant to the plans.

13. We note your response to comment 46.  Please confirm to us that
the targets that make up the performance metrics for the 2007 awards
have not been publicly disclosed. If these targets have not been disclosed, please disclose, if accurate, that the target levels for the 2007 awards have been established in a manner similar to the
2006
targets disclosed in response to our prior comment.

Financial Statements

Visa International and Subsidiaries

Consolidated Statements of Operations, page F-10

14. We have considered your response to our prior comment 52.
Tell
us the amount that was recorded as a reduction to service fee revenue as a result of volume and support agreements for all periods presented. Tell us how you applied the guidance in Rule 5-03 of Regulation S-X in determining that it was not necessary to separately disclose the impact of volume and support agreements on the face of your income statement. To the extent that you determine that such disclosure on the face of your income statement is unnecessary, revise your revenue recognition policy related to service fees to indicate that services fees are recorded net of volume and support agreements and the amounts recorded as a reduction of revenue for each period presented.


15. Please reconcile the implicit representations made by management within their response to comment 52 in regards to the different accounting policies for substantially similar contracts of Visa International and Visa USA. Specifically, please tell us why management believes that it is appropriate to "arbitrarily" allocated the incentives entirely to service fees of VISA International yet is unable to determine an allocation of these incentive fees for Visa USA. Additionally, please tell us how management came to the two different conclusions regarding the most appropriate presentation of the discounts within your Consolidated Statements of Operations given substantially similar contracts.

Note 2 - Significant Accounting Policies

Revenue recognition, page F-16

16. We have reviewed your response to our prior comment 53. Explain to us how you have applied the guidance in SAB 104 in determining that current period revenue is recognized on the basis of prior period payment volume. In addition provide us with an analysis that details the service fees recorded during the final quarter of each period presented in your financial statements, the service fees recorded in the subsequent quarter and the differences between the two amounts.

Tax Opinion

17. Please direct counsel to revise its opinion to clarify that reliance on the officer`s certificate is limited to factual matters.

18. The limitation on reliance suggested by the term "solely" in the last paragraph of the opinion is not appropriate because members receiving shares in the restructuring under this registration statement must be able to rely on the opinions.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Bob Telewicz at 202-551-3438 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3495 with any other questions.



Sincerely,



Elaine Wolff
Branch Chief

cc:	Kevin Keogh, Esq. (via facsimile)





Joseph W. Saunders
Visa Inc.
August 15, 2007
Page 1